November 12, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Finance
Washington, D.C. 20549
Attention: Michael Volley / Amit Pande

Re:    Greenlight Capital Re, Ltd.
    Form 10-K filed March 10, 2021 (the “Form 10-K”)
    File No. 001-33493

Dear Sirs:

Set forth below is the response of Greenlight Capital Re, Ltd. (the “Company” or “we”) to the comment letter of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") dated October 18, 2021, with respect to the Form 10-K referenced above.

To facilitate your review, we have set forth below the Staff's comment contained in your letter referenced above, followed by the Company's response thereto.

Form 10-K filed March 10, 2021
Liquidity and Capital Resources, page 73

1.Comment: We note your disclosure on page 25 that if A.M. Best downgrades or withdraws either of your ratings, you could be severely limited or prevented from writing any new reinsurance contracts. We also note your disclosure that certain of your assumed reinsurance contracts contain provisions that permit your clients to cancel the contract or require additional collateral in the event of a downgrade in your A.M. Best ratings below specified levels or a reduction of your capital or surplus below specified levels over the course of the agreement.
Please revise future filings to quantify the amount of revenue and other relevant metrics related to contracts that are subject to cancellation and discuss the impact on revenue and other relevant metrics of contracts cancelled separately from other types of adjustments (e.g. novation, commutation, etc.) providing appropriate facts and circumstances to fully understand the cancellation or adjustment if material. Please also revise future filings to quantify the potential incremental collateral requirements. Please provide us your proposed disclosure.

Response:

Revenue subject to cancellation

In response to the Staff’s request, in future Form 10-K filings, we intend to disclose the amount of revenue (i.e., gross written premiums) associated with contracts that are subject to cancellation in the event of a downgrade in our A.M. Best ratings below A- (Excellent) or a reduction of our capital or surplus below specified levels.

We note for the Staff’s attention that we do not believe that contract cancellations, individually or in the aggregate, would lead to a material change in our liquidity position; unearned premium returned to our cedents would mostly be offset by a decrease in our reinsurance balances receivable rather than cash.

Other types of adjustments (e.g. novation and commutation)

Certain of our in-force reinsurance contracts incorporate other types of adjustments such as unilateral novation and commutation rights at the cedent’s option. However, as of the date hereof, we do not believe the impact of such adjustments would represent a material change to the Company's liquidity position or future revenues beyond those associated with increased collateral requirements and cancellations.

Potential incremental collateral requirements

Cedents generally provide us with their collateral requirements annually, based on their estimated liabilities as of December 31.

In response to the Staff’s request, in future Form 10-K filings, we intend to disclose as of December 31 of the then applicable year, the increase in collateral that would be required in the event of a downgrade in our A.M. Best ratings below A- (Excellent) or a reduction of our capital or surplus below levels specified in the relevant contracts.

Proposed disclosure

In connection with the foregoing, we intend to provide disclosure substantially similar to the following in our future Form 10-K filings:

“Some of our assumed reinsurance contracts contain provisions that permit our clients to cancel the contract or require additional collateral in the event of a downgrade in our A.M. Best ratings below A- (Excellent) or a reduction of our capital or surplus below specified levels over the course of the agreement.

Contracts containing cancellation rights represented approximately [X]% of gross premiums written during 2021. Further, we believe, in the event that all additional collateral requirements had been triggered as of December 31, 2021, additional required collateral would equal approximately $[X] million.”

Please do not hesitate to contact the undersigned at (239) 310-3684 with any questions or comments regarding any of the foregoing.

Very truly yours,

/s/ Neil Greenspan
Neil Greenspan
Chief Financial Officer

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